UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-13341

Titan Pharmaceuticals, Inc.

(Exact name of registrant as specified in its charter)

10 East 53rd St., Suite 3001, New York, NY 10022

(786) 769-7512

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

* On October 1, 2025, Titan Pharmaceuticals, Inc. (“Titan” or the “Company”) completed its previously announced business combination pursuant to the Merger and Contribution and Share Exchange Agreement (the “Merger Agreement”) dated as of August 19, 2024 by and among (i) the Company, (ii) Black Titan Corporation, a Cayman Islands exempted company limited by shares (“Black Titan” or “PubCo”), (iii) TTNP Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Black Titan (“Merger Sub”), and (iv) TalenTec Sdn. Bhd., f/k/e KE Sdn. Bhd., a Malaysian private limited company (“TalenTec”). Upon the terms and subject to the conditions of the Merger Agreement, on October 1, 2025, at the effective time of the Merger, Merger Sub merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation under the same name as a direct wholly owned subsidiary of Black Titan.

This Form 15 relates solely to the reporting obligations of Titan, which is now a wholly-owned subsidiary of Black Titan, under the Exchange Act, and does not affect the reporting obligations of Black Titan. On October 2, 2025, Titan’s Common Stock was delisted by Nasdaq Stock Market LLC and was subsequently deregistered under Section 12(b) of the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Titan Pharmaceuticals, Inc.
Date: October 14, 2025
	By:	/s/ Chay Weei Jye
	Name:	Chay Weei Jye
	Title:	Acting Secretary